Exhibit 12.1

Chubb Limited
Ratio of Earnings to Fixed Charges

	Years Ended December 31
(in millions of U.S. dollars, except ratios)	2017	2016	2015	2014	2013
Net income	$3,861	$4,135	$2,834	$2,853	$3,758
Add:
Provision for income taxes (1)	(139)	815	462	634	480
Fixed charges	677	675	342	322	318
Earnings for computation	$4,399	$5,625	$3,638	$3,809	$4,556
Fixed charges
Interest expense (1) (2)	$607	$605	$300	$280	$275
Portion of rental expense deemed to be interest	70	70	42	42	43
Total fixed charges	$677	$675	$342	$322	$318
Ratio of earnings to fixed charges	6.5	8.3	10.6	11.8	14.4

(1)	Chubb Limited recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).

(2)
2017 and 2016 included a $49 million and $48 million benefit, respectively, related to amortization of the purchase accounting fair value adjustment to long-term debt assumed in connection with The Chubb Corporation acquisition, respectively.